Exhibit 11.	Pennsylvania Commerce Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ending March 31, 2008
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$ 3,206,000
Preferred stock dividends	(20,000)
Income available to common stockholders	3,186,000	6,326,666	$ 0.50
Effect of Dilutive Securities:
Stock options		168,440
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$ 3,186,000	6,495,106	$ 0.49
For the Quarter Ending March 31, 2007
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$ 1,112,000
Preferred stock dividends	(20,000)
Income available to common stockholders	1,092,000	6,167,095	$ 0.18
Effect of Dilutive Securities:
Stock options		240,717
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$ 1,092,000	6,407,812	$ 0.17